FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐         No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT OF RESOLUTIONS OF THE BANK’S EXTRAORDINARY GENERAL MEETING

held on Thursday, 22 January 2009

NATIONAL BANK OF GREECE S.A. announces the following:

The Bank’s Extraordinary General Meeting of Shareholders, which was held on 22 January 2009 with a quorum of 32.81% of the Bank’s paid up share capital, adopted the following resolutions:

1. The Bank’s share capital increase by €350,000,000 through the issue of 70,000,000 redeemable preference shares of a par value of €5 each, to be covered by the Greek State, with abolition of current shareholders’ pre-emptive rights, pursuant to the provisions of L.3723/2008 “on the support of liquidity in the Greek economy in response to the impact of the international financial crisis”.

2. Amendment to articles 4 (on share capital) and 18 (on the Board of Directors) of the Bank’s Articles of Association and addition thereto of a transitional provision for the implementation of the above law.

3. Authorization to the Bank’s BoD and its executive directors to settle all matters necessary and all details relating to the implementation of the special arrangement provided for under the said law.

For the implementation of the said resolutions the procedure shall be observed that is provided for by law and the relevant ministerial decision, as well as all the necessary formalities.

Athens, 22 January, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 22nd January, 2009

Vice Chairman - Deputy Chief Executive Officer